SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 10, 2010

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒           Form 40-F   ☐

Enclosures:

Nokia stock exchange release dated September 10, 2010: Nokia appoints Stephen Elop to President and CEO as of September 21, 2010

STOCK EXCHANGE RELEASE

September 10, 2010

Nokia Corporation

Stock Exchange Release

September 10, 2010 at 08:30 (CET+1)

Nokia appoints Stephen Elop to President and CEO as of September 21, 2010

Espoo, Finland -Nokia’s Board of Directors has appointed Stephen Elop President and Chief Executive Officer of Nokia as of September 21. Elop currently heads Microsoft’s Business Division. Before joining Microsoft, Elop held senior executive positions in a number of US-based public companies, including Juniper Networks, Adobe Systems Inc. and Macromedia Inc. He holds a degree in computer engineering and management from McMaster University in Hamilton, Canada, which is his home country.

“The time is right to accelerate the company’s renewal; to bring in new executive leadership with different skills and strengths in order to drive company success. The Nokia Board believes that Stephen has the right industry experience and leadership skills to realize the full potential of Nokia. His strong software background and proven record in change management will be valuable assets as we press harder to complete the transformation of the company. We believe that Stephen will be able to drive both innovation and efficient execution of the company strategy in order to deliver increased value to our shareholders,” said Jorma Ollila, Chairman of the Nokia Board of Directors.

Elop commented on his new Nokia position: “I am extremely excited to become part of a team dedicated to strengthening Nokia’s position as the undisputed leader of the mobile communications industry, with a relentless focus on meeting the needs and expectations of customers. Nokia has a unique global position as well as a great brand upon which we can build. The company has deeply talented and dedicated people, and I am confident that together we can continue to deliver innovative products that meet the needs of consumers. The Nokia slogan clearly states our key mission: Connecting People, which will acquire new dimensions as we build our portfolio of products, solutions and services.”

Olli-Pekka Kallasvuo will leave his current position as President and CEO of Nokia on September 20, 2010 and his position on the Nokia Board of Directors with immediate effect. He will continue to chair the Board of Nokia Siemens Networks in a non-executive capacity.

“The whole Board of Directors joins me in thanking Olli-Pekka for his thirty years at Nokia, during which he has been deeply involved in developing the company and its operations. His dedication and contribution throughout the years has been exceptional. The Board wishes him every success in his future pursuits,” says Jorma Ollila.

In accordance with the terms and conditions of his service contract, Kallasvuo is entitled to a severance payment consisting of 18 months gross base salary and target incentive which totals approximately 4.6 million euro. He will also receive as compensation the fair market value of the 100 000 restricted Nokia shares granted to him in 2007, which vest on October 1, 2010.

As of September 10, 2010, the Nokia Board will consist of the following members:  Jorma Ollila (Chairman),  Dame Marjorie Scardino (Vice Chairman), Lalita D. Gupte, Bengt Holmström, Dr. Henning Kagermann, Per Karlsson, Isabel Marey-Semper, Risto Siilasmaa, Keijo Suila.

A press conference will be held today at Nokia’s head office in Espoo, Finland, at 13:00 (CET+1). The press conference will be webcast live via: www.nokia.com/press or http://www.nokia.com/press/media_resources/audio/nokia-webcasts.

About Nokia

At Nokia, we are committed to connecting people. We combine advanced technology with personalized services that enable people to stay close to what matters to them. Every day, more than 1.3 billion people connect to one another with a Nokia device — from mobile phones to advanced smartphones and high-performance mobile computers. Today, Nokia is integrating its devices with innovative services through Ovi (www.ovi.com), including music, maps, apps, email and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, while Nokia Siemens Networks provides equipment, services and solutions for communications networks globally.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing of the deliveries of our products and services and their combinations; B) our ability to develop, implement and commercialize new technologies, products and services and their combinations; C) expectations regarding market developments and structural changes; D) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services and their combinations; E) expectations and targets regarding our operational priorities and results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the competitiveness and quality of our portfolio of products and services and their combinations; 2) our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize them as new advanced products and services and their combinations, including our ability to attract application developers and content providers to develop applications and provide content for use in our devices; 3) our ability to effectively, timely and profitably adapt our business and operations to the requirements of the converged mobile device market and the services market; 4) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 5) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products and services and their combinations; 6) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 7) our ability to successfully manage costs; 8) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 9) the success, financial condition and performance of our suppliers, collaboration partners and customers; 10) our ability to source sufficient amounts of fully functional components, sub-assemblies, software, applications and content without interruption and at acceptable prices and quality; 11) our success in collaboration arrangements with third parties relating to the development of new technologies, products and services, including applications and content; 12) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services and their combinations; 13) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 14) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services and their combinations; 15) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 16) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 17) any disruption to information technology systems and networks that our operations rely on; 18) our ability to retain, motivate, develop and recruit appropriately skilled employees; 19) unfavorable outcome of litigations; 20) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 21) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 22) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 23) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 24) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 25) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 11-32 of Nokia’s annual report Form 20-F for the year ended December 31, 2009 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media and Investor Contacts:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Investor Relations Europe

tel. +358 7180 34927

Investor Relations US

tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2010		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel